HARRISON LAW, P.A.

Diane J. Harrison Bar Admissions: Florida and Nevada	6860 Gulfport Blvd. S. Unit 162 South Pasadena, Florida 33707 Phone: (941) 723-7564 Fax: (941) 531-4935 HarrisonDJEsq@tampabay.rr.com

July 10, 2007

Ms. Elaine Wolff, Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington D.C., 20549

Re:

Good Earth Land Sales Company

Fourth Amendment to Registration Statement on Form SB-2

File No. 333-139220

Filed: July 10, 2007

Dear Ms. Wolff:

Provided below are Good Earth Land Sales Company’s (the Company’s) responses to the SEC’s Comment Letter dated June 29, 2007. On behalf of the Company, we herewith transmit via EDGAR the Company’s Fourth Amendment to Registration Statement on Form SB-2.

Plan of Distribution, page 9

1.

Upon review of the subscription agreements, which each selling security holder executed, we determined that the selling security holders do not meet the definition of “underwriters” as that term is defined in Section 2(a) (11) of the Securities Act of 1933, as amended (the “Act”).  Specifically, in Paragraph 4(a) of the subscription agreement, each selling security holder represented and acknowledged that he or she was “subscribing for  Shares for investment for his or her own account only and not with a view to, or for resale in connection with, any ‘distribution’ thereof within the meaning of the Securities Act.”  See Exhibit 4, Form of Good Earth Land Sales Company Stock Subscription Agreement, ¶4(a) (emphasis added).

Thus, the selling security holders should not be characterized as “underwriters” as that term is defined in Section 2(a) (11) of the Securities Act of 1933, as amended (the “Act”).  Accordingly, all references to the selling security holders being underwriters were deleted from the document.

/ / /

Elaine Wolff, SEC

Re:  Good Earth Land Sales Company

7/10/2007

Exhibit 15

2.

As requested, we filed Exhibit 23.4, the Auditor’s Consent to use the report dated April 22, 2007 for the period ending December 31, 2006 and 2005.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Good Earth Land Sales Company SB-2/A-4

2.

Exhibit 4:  Form of Stock Subscription Agreement

3.

Exhibit 5.4: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.

4.

Exhibit 15.1: Acknowledgement of the use of a report on unaudited interim financial information.

5.

Exhibit 23.4 Auditor’s Consent